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                             February 22, 2024

       John Tyson
       Chief Financial Officer
       Tyson Foods, Inc.
       2200 West Don Tyson Parkway
       Springdale, Arkansas 72762

                                                        Re: Tyson Foods, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 001-14704

       Dear John Tyson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 33

   1. We note that you attribute the decrease in net cash provided by operating activities
                                                        "primarily due to lower
earnings as a result of operations and a decrease in Accounts
                                                        Payable" even though
accounts payable actually increased. Please provide a more
                                                        informative discussion
and analysis of cash flows from operating activities, including changes in working
capital components, for the periods presented. In doing so, explain the underlying reasons and
implications of material changes between periods to provide
                                                        investors with an
understanding of trends and variability in cash flows. Also ensure that your disclosures are
not merely a recitation of changes evident from the financial statements. Please
refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
       Notes to Consolidated Financial Statements
       Note 17: Segment Reporting, page 79

   2. We note that the net sales disclosed for your reportable segments are inclusive of
 John Tyson
FirstName LastNameJohn Tyson
Tyson Foods, Inc.
Comapany22,
February  NameTyson
            2024     Foods, Inc.
February
Page 2 22, 2024 Page 2
FirstName LastName
         intersegment sales. Please revise your presentation in future filings to disclose revenues from external customers for each reportable segment as required by ASC 280-10-50-
         22(a). Show us what your revised net sales disclosures would have looked like for the historical periods presented. Also see the illustrative examples in ASC 280-10-55-48 and
         55-49.
Note 20: Commitments and Contingencies, page 83

3.       Please address the following comments related to your contingencies:

                We note your disclosure of several legal proceedings "for which the magnitude of the potential exposure could be material" to your financial statements. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-
              20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

                As noted on page 24 of your Form 10-Q for the quarterly period ended December 30,
              2023, we note that you reached a proposed settlement of a wage rate litigation matter and recorded an accrual of $72.5 million. Please tell us how you determined an accrual was not necessary as of your September 30, 2023 fiscal year-end or, at a minimum, disclosure of the quantitative range of reasonably possible losses.
              Specifically discuss the events that transpired between your November 13, 2023
              Form 10-K filing date and the December 22, 2023 settlement agreement date.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 John Tyson
Tyson Foods, Inc.
FirstName22,
February  LastNameJohn
             2024        Tyson
Page 3
Comapany  NameTyson Foods, Inc.
February 22, 2024 Page 3          Office of Manufacturing
FirstName LastName